Exhibit 99.1

ASX ANNOUNCEMENT

September 20th, 2007

GTG Appoints new Chief Executive Officer

Genetic Technologies Limited (ASX: GTG; NASDAQ GM: GENE) is pleased to announce the appointment of Mr. Michael Ohanessian as its new Chief Executive Officer.

Most recently, Mr. Ohanessian, aged 43, served for seven years as CEO of Vision Biosystems, a division of former ASX-listed Vision Systems Limited.  During this period, Mr. Ohanessian led a strategic restructure of the Vision Biosystems business, involving the acquisition of a large UK-based reagents operation, and played a key part in successfully transforming it into a world leader in the immunohistochemistry market.  In August 2006, Vision Biosystems was acquired by a competitor in a transaction which established an enterprise value for the business of approximately $700 million.

Prior to his role at Vision Biosystems, Mr. Ohanessian worked for the Boston Consulting Group where, over a period of four years, he gained considerable experience in a variety of industries, finally focussing on biotechnology.  Before that, he worked at Mobil Oil for nine years after completing a Bachelor of Engineering degree with honours at the University of Melbourne.  He also holds an MBA from Melbourne Business School.

Pursuant to his employment arrangement, Mr. Ohanessian will receive a total remuneration package comprising a base salary of $327,000 per annum (inclusive of 9% statutory superannuation) and a $30,000 per annum car allowance.  He will also potentially receive a performance-based short-term incentive payment of up to $120,000 per annum linked to the Company meeting or exceeding agreed financial objectives.  He will also receive a long-term incentive payment in the form of 3,650,602 options (valued at $303,000) with each option entitling him to subscribe for one ordinary share in the Company at a price of 17 cents per share at any time after the third anniversary of the date of grant but before the fifth anniversary, subject to him remaining with the Company.  The Board considers that these arrangements represent reasonable remuneration for a person with Mr. Ohanessian’s background and experience to join and remain with the Company and to provide him with significant incentive to drive the Company forward.  The employment arrangements require the Company to provide twelve months’ notice should it wish to terminate Mr. Ohanessian’s employment.

Mr. Ohanessian will assume the position of CEO with effect from 24 September 2007 when these arrangements will take effect.  At that time, he will replace the outgoing CEO and the founder of GTG, Dr. Mervyn Jacobson, who informed the Board in late March 2007 that, as he had reached the age of 65, he wished the Company to activate an orderly succession plan.  Following the appointment of Mr. Ohanessian, Dr. Jacobson will remain on the Board as a Non-Executive Director and will continue to lead the Company’s licensing program in the capacity of a consultant.  Dr. Jacobson will receive a Director’s fee at the rate of $50,000 per annum and a consulting compensation package amounting to 5% of all license fees generated by him.  He will also receive a termination payment of $100,000.

The Company is delighted to have secured the services of Mr. Ohanessian after a comprehensive international search.  The Board is confident that his appointment will deliver significant growth for the Company.  In addition, the Board believes that the new structure will enable Dr. Jacobson to focus his efforts on securing further licenses to the Company’s valuable non-coding technology.

The Board would like to express its thanks to Dr. Jacobson for the outstanding contribution made by him during his 18 year leadership as Executive Chairman and later CEO of the business which has evolved to become what is now GTG.  Under Dr. Jacobson’s leadership, the Company successfully proved the value of so-called “junk” DNA and secured a powerful portfolio of patents around the world which has since generated considerable revenues for the Company.  His vision and hard work has also resulted in the establishment of GTG as Australia’s largest non-Government genetic testing business.  Dr. Jacobson leaves the CEO position having engendered the Company with a strong entrepreneurial spirit and a desire for continued scientific discovery.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited

Phone: +61 3 9415 1135

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office • 60-70 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone 61 3 9415 1135 • Fax 61 3 9417 2987